Exhibit 99.1

SAP Proposes Dividend of €2.20 per Share

•	Candidates for Shareholder Representative Elections Announced

WALLDORF, Germany — February 21, 2024 — The Supervisory Board and Executive Board of SAP SE (NYSE: SAP) recommend that shareholders approve a dividend of €2.20 per share for fiscal year 2023. This is an increase of €0.15, or 7.3% compared to the dividend paid for fiscal year 2022. If approved by shareholders and assuming the same level of treasury shares as at December 31, 2023, the total amount distributed in dividends would be approximately €2.568 billion (2022: €2.393 billion), representing a pay-out ratio of 43.1% (2022: 139.6%).

SAP believes that its shareholders should benefit appropriately from the profit the Company made in 2023. The Company’s dividend policy is to pay a dividend totaling 40% or more of profit after tax.

The following dates are relevant for the dividend payment:

•	Record date for dividend payment: May 15, 2024

•	Ex-dividend date: May 16, 2024

•	Payment date: May 21, 2024

Elections of Shareholder Representatives to the SAP Supervisory Board

As announced, on February 11, 2024, the Supervisory Board has nominated Pekka Ala-Pietilä to stand for election at the 2024 Annual General Meeting of Shareholders (AGM) as shareholder representative on the SAP Supervisory Board.

•	Dr. h. c. mult. Pekka Ala-Pietilä (67), Helsinki, Finland, Chairman of the Board of Directors of Sanoma Corporation, Helsinki, Finland. In case of election, his term would expire in 2026. The Supervisory Board intends to elect him as chair.

Further, the Supervisory Board is announcing the nomination of the following candidate to stand for election:

•	Prof. Dr. Ralf Herbrich (49), Falkensee, Germany, Managing director, professor for artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH, Potsdam, Germany. In case of election, his term would expire in 2028.

Additionally, three candidates have been nominated to stand for re-election:

•	Aicha Evans (54), Los Gatos, CA, USA, Chief Executive Officer and member of the Board of Directors, Zoox, Inc., Foster City, California, USA. In case of re-election, her term would expire in 2028.

•	Gerhard Oswald (70), Walldorf, Germany, Managing director, Oswald Consulting GmbH, Walldorf, Germany; Associate lecturer, Technical University of Munich, Munich, Germany. In case of re-election, his term would expire in 2026.

•	Dr. Friederike Rotsch (51), Königstein im Taunus, Germany, Group General Counsel, Deutsche Bank AG, Frankfurt, Germany. In case of re-election, her term would expire in 2028 and she would continue in the role of Lead Independent Director.

These nominations are in alignment with the Profile of Skills and Expertise, the Supervisory Board’s Diversity Policy, and the objectives set by the Supervisory Board for its own composition.

Note to holders of SAP ADRs (American Depositary Receipts):

One SAP ADR represents one SAP SE share. The final dividend amount per ADR is dependent upon the euro/US dollar exchange rate. Since SAP SE pays cash dividends on the ordinary shares in euro, the exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. The final dividend payment by SAP SE to the depositary bank is scheduled for May 21, 2024. The depositary bank will then convert the dividend payment from euro into US dollars as promptly as practicable.

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About SAP

SAP’s strategy is to help every business run as an intelligent, sustainable enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 26 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2022 Annual Report on Form 20-F.

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